02055245

82- SUBMISSIONS FACING SH

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mosaic Group Inc.

*CURRENT ADDRESS 469 A King Street West
Toronto, Ontario M5V 3M4
~~M5V~~ Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

FILE NO. 82- 34686 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: mr

DATE : 8/21/02
10/4/02

02 AUG 15

82-34686

AR/S
12-31-01

Consolidated Financial Statements of

MOSAIC GROUP INC.

Years ended December 31, 2001 and 2000

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Mosaic Group Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada

February 18, 2002

MOSAIC GROUP INC.

Consolidated Statements of Operations
(In thousands of dollars, except per share amounts)

Years ended December 31, 2001 and 2000

	2001	2000
Revenue	$ 761,654	$ 493,662
Direct costs	545,465	318,760
Gross profit	216,189	174,902
Selling, general and administrative	131,561	107,605
Earnings from continuing operations before depreciation and amortization, interest, minority interest, income taxes and goodwill charges (EBITDA)	84,628	67,297
Depreciation and other amortization	17,858	9,422
Interest	16,811	8,994
Minority interest	(629)	(393)
Earnings from continuing operations before income taxes and goodwill charges	50,588	49,274
Income taxes (note 8):		
Current	10,293	10,651
Future	960	976
	11,253	11,627
Earnings from continuing operations before goodwill charges	39,335	37,647
Goodwill charges, net of income taxes of $3,151 (2000 - $1,088)	10,305	6,738
Earnings from continuing operations	29,030	30,909
Loss from discontinued operations (note 13)	(8,324)	(28,296)
Net earnings	$ 20,706	$ 2,613
Earnings per share (note 9(a)):		
Basic	$ 0.24	$ 0.04
Diluted	$ 0.23	$ 0.03
Earnings per share from continuing operations (note 9(a)):		
Basic	$ 0.35	$ 0.43
Diluted	$ 0.34	$ 0.41
Earnings per share from continuing operations before goodwill charges (note 9(a)):		
Basic	$ 0.48	$ 0.52
Diluted	$ 0.48	$ 0.50
Weighted average number of shares outstanding (in thousands) (note 9(a)):		
Basic	75,678	72,060
Diluted	76,990	75,438

See accompanying notes to consolidated financial statements.

MOSAIC GROUP INC.

Consolidated Statements of Cash Flows
(In thousands of dollars, except per share amounts)

Years ended December 31, 2001 and 2000

	2001	2000
Cash provided by (used in):		
Operations:		
Earnings from continuing operations	$ 29,030	$ 30,909
Items not involving cash:		
Depreciation and other amortization	17,858	9,422
Non-cash interest and finance costs	1,645	910
Future income taxes	960	976
Goodwill charges	10,305	6,738
Minority interest	(629)	(393)
Cash flow from continuing operations	59,169	48,562
Net change in non-cash operating working capital from continuing operations	(31,125)	15,237
	28,044	63,799
Financing:		
Issue of common shares, net of costs and share repurchases	(3,720)	6,301
Issue of equity instruments, net of costs (note 6(c))	83,893	–
Proceeds on issue of long-term debt	49,980	181,800
Repayment of long-term debt	(122,144)	(34,587)
Increase (decrease) in bank indebtedness	2,798	(1,219)
Distributions on equity instruments (notes 1(m) and 6(c))	(4,561)	–
Minority investment in subsidiary	43	2,909
	6,289	155,204
Investments (continuing operations):		
Acquisitions of businesses, net of cash acquired	(14,162)	(169,544)
Additions to property and equipment	(22,177)	(26,530)
Additions to other assets	(2,231)	(9,529)
	(38,570)	(205,603)
Impact of foreign exchange effect on cash	260	(589)
Net cash used in discontinued operations	(6,806)	(7,434)
Increase (decrease) in cash position	(10,783)	5,377
Cash, beginning of year	15,413	10,036
Cash, end of year	$ 4,630	$ 15,413
Cash flow per share from continuing operations (note 9(c)):		
Basic	$ 0.78	$ 0.67
Diluted	$ 0.77	$ 0.64
Supplementary cash flow disclosures (note 9(c))		

See accompanying notes to consolidated financial statements.

MOSAIC GROUP INC.

Consolidated Balance Sheets
(In thousands of dollars)

As at December 31, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash	$ 4,630	$ 15,413
Accounts receivable	92,538	77,387
Work in progress and unbilled revenue	21,825	23,430
Inventory and other current assets	17,936	16,299
Net assets of discontinued operations (note 13)	–	5,781
	136,929	138,310
Property and equipment (note 3)	63,110	45,763
Goodwill, net of accumulated amortization of $31,755 (2000 - $18,298)	589,711	430,824
Future income taxes (note 8)	18,221	7,020
Other assets (note 4)	12,793	26,168
	$ 820,764	$ 648,085
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (note 5(a))	$ 5,943	$ 3,145
Accounts payable and accrued liabilities	99,968	129,130
Deferred revenue	24,697	23,576
Accrued acquisition liabilities	72,845	38,424
Income taxes payable	2,705	2,424
Current portion of long-term debt (note 5(b))	3,828	272
	209,986	196,971
Long-term debt (note 5(b))	169,347	227,337
Future income taxes (note 8)	19,758	14,287
Minority interest	2,685	3,321
Shareholders' equity:		
Share capital (note 6)	375,780	187,442
Foreign currency translation adjustment	(3,849)	(13,630)
Retained earnings	47,057	32,357
	418,988	206,169
Commitments (notes 2 and 10)		
Contingencies (notes 11 and 14)		
	$ 820,764	$ 648,085

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(Signed) "William J. Biggar" Director

(Signed) "Theodore D. Sands" Director

MOSAIC GROUP INC.

Consolidated Statements of Retained Earnings
(In thousands of dollars)

Years ended December 31, 2001 and 2000

	2001	2000
Retained earnings, beginning of year	$ 32,357	$ 30,455
Net earnings	20,706	2,613
Repurchase of shares in excess of average issue price	(3,280)	(711)
Distributions on equity instruments, net of income taxes of $2,231 (notes 1(m) and 6(c))	(2,726)	-
Retained earnings, end of year	$ 47,057	$ 32,357

See accompanying notes to consolidated financial statements.

MOSAIC GROUP INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of dollars, except for share and per share amounts)

December 31, 2001 and 2000

Mosaic Group Inc. ("Mosaic" or the "Company") is incorporated under the laws of Ontario. Mosaic, with operations in Canada, the United States, and the United Kingdom, is a world leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Infrastructure Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering technology based solutions providing measurable and sustainable results for its brand partners (clients).

1. Significant accounting policies:

These consolidated financial statements are the representation of management and have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Significant accounting policies followed by the Company are summarized below:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries from the dates of acquisition. All significant intercompany accounts and transactions have been eliminated.

(b) Revenue recognition and multi-year contract accounting:

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the services have been provided to the customer, the sale price is fixed and determinable and payment is reasonably assured. Work in progress is recorded at the lower of cost and net realizable value. Revenue billed in advance in accordance with contract terms is recorded as deferred revenue. Revenue, which has been earned but not billed, is recorded as unbilled revenue.

Revenue from fixed price long-term service contracts is recognized over the contract term based on the percentage of services that are provided during the period compared with the total estimated services to be provided over the entire contract. Losses on fixed price contracts are recognized during the period in which the loss first becomes apparent. Contract development costs incurred prior to the commencement of new contracts are deferred and amortized over the term of the contract.

1. Significant accounting policies (continued):

(b) Revenue recognition and multi-year contract accounting (continued):

Revenue from customer acquisition services is recognized only when the Company has completed all aspects related to the acquisition of the specific customer as required under the terms of its acquisition or distribution agreement with the Company's client. In certain cases, revenue is recognized on activation of the customer in the client's service network as required by the terms of the contract. In other cases the Company is required to obtain from the brand partner customer a service contract for the provision of services, which is the point at which revenue is recognized. Revenue is recorded net of allowances in respect of estimated customer attrition or churn where such attrition is charged back to the Company.

(c) Inventory:

Inventory is valued at the lower of cost and replacement value. Cost is determined on a first-in, first-out basis.

(d) Investments:

Investments over which the Company does not exert significant influence are accounted for using the cost method. If there is an other than temporary decline in value, investments are written down to provide for the loss.

(e) Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the following periods:

Building	40 years
Computer hardware	3 - 5 years
Computer software	1 - 7 years
Office furniture and equipment	3 - 10 years
Motor vehicles	4 years
Leasehold improvements	Over the initial lease term, plus one renewal period

(f) Goodwill:

Goodwill, which represents the excess of the purchase price over the fair values of net identifiable assets acquired, is amortized on a straight-line basis over its estimated life, ranging from ten to forty years. Goodwill charges are presented net of the related income tax benefit of deductible goodwill. Periodically, management reviews the carrying value

MOSAIC GROUP INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of dollars, except for share and per share amounts)

December 31, 2001 and 2000

1. Significant accounting policies (continued):

(f) Goodwill (continued):

of goodwill to determine if an impairment has occurred. The Company measures any potential impairment by comparing the carrying value to the undiscounted amounts of expected future cash flows. See note 1(o).

(g) Deferred financing costs:

Deferred financing costs represent the unamortized costs related to the establishment of the revolving term senior credit facility. Amortization is provided on a straight-line basis over the initial term of the revolving facility plus one renewal period and is included in interest expense for the year.

(h) Pre-operating expenses:

The Company capitalizes expenditures net of incremental revenue incurred to develop significant new lines of business. Capitalization occurs where the expenditure is incremental in nature and directly related to placing the new business into service, and where, in the view of management, it is probable that the expenditure is recoverable from the future operations of the new business. Capitalization ceases when the business is ready to commence commercial operations. Capitalized pre-operating expenses are amortized on a straight-line basis over the expected period of benefit, to a maximum of three years.

(i) Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the consolidated balance sheet dates. Income and expense items are translated at the exchange rate in effect at the date of the transaction, except where hedged. Resulting exchange gains or losses are included in income. Unrealized gains or losses on long-term debt are deferred and amortized over the remaining term of the debt, except for unrealized gains or losses on long-term debt which is designated as a hedge of the self-sustaining operations, which are deferred and included as a separate component of shareholders' equity.

The Company's foreign subsidiaries are classified as self-sustaining foreign operations and therefore, the Company uses the current rate method, whereby the assets and liabilities of such foreign operations are translated at the exchange rate in effect at the consolidated balance sheet dates. Revenue and expenses are translated at the average exchange rate for the year. Translation gains or losses are deferred and included as a separate component of shareholders' equity.

1. Significant accounting policies (continued):

(j) Financial instruments:

The Company enters into interest rate swap arrangements to manage its exposure to interest rate fluctuations. The Company accounts for these interest rate swaps as hedges and, as a result, the carrying values of such swaps are not adjusted to reflect their current market values. The differential paid or received on interest rate swap agreements is recognized as part of interest expense.

The Company enters into short-term foreign currency forward contracts to manage its exposure to foreign currency fluctuations, wherein the Company sells specified foreign currencies for Canadian dollars for settlement on specified future dates which coincide with the receipt of contracted foreign currency revenue streams. The Company accounts for these foreign currency forward contracts as hedges and, as a result, the carrying values of such contracts are not adjusted to reflect their current market values. The underlying exchange rate in the forward contract is used to translate the revenue stream from the hedged instrument.

(k) Income taxes:

The Company follows the liability method of accounting for income taxes. Future income taxes reflect the effect of temporary differences between assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes, giving rise to future income tax assets and liabilities. Future income tax assets and liabilities are measured using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are likely to be recovered or settled. The effects of changes in tax rates on future income tax assets and liabilities are recognized in income in the period that those changes are enacted or substantively enacted. Valuation allowances are recognized to reduce the future tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.

(l) Stock-based compensation plans:

The Company has stock-based compensation plans which are described in note 7. No compensation expense is recognized for these plans when options are issued to employees or directors. Any consideration paid by employees or directors on exercise of options is credited to share capital, net of related costs. See note 1(o).

1. Significant accounting policies (continued):

(m) Equity instruments:

Where the Company has the ability to satisfy distribution and redemption obligations on its equity instruments by the issue of common shares, these securities are included in shareholders' equity and any distributions thereon, net of income taxes, are recorded as a reduction of retained earnings.

(n) Earnings per share:

The Company has retroactively adopted the new recommendations for determining earnings per common share issued by The Canadian Institute of Chartered Accountants. Accordingly, basic earnings per share have been determined by dividing net income less distributions on equity instruments by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding.

(o) New accounting standards to be implemented:

Effective January 1, 2002, the Company adopted the new accounting standards released by The Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill and other intangible assets. This will effectively eliminate the ongoing amortization of goodwill but will require the Company to periodically carry out tests that are significantly more rigorous than the existing standards to determine whether there has been impairment in the carrying value of goodwill in the consolidated financial statements. The impact of the non-amortization approach to accounting for goodwill for the Company in 2002 will be to increase diluted earnings from continuing operations. The Company has not yet determined the effect, if any, on its financial position and results of operations of the new goodwill impairment testing that will be done in connection with these new accounting standards.

Effective January 1, 2002, the Company adopted the new accounting standard applicable to stock-based compensation which requires that all issuances of stock or stock options to non-employees in exchange for goods or services be accounted for at fair value. Direct awards of stock in exchange for employee services would also be accounted for at fair value. Stock appreciation rights and awards of stock options that call for settlement in cash will be accounted for as liabilities in an amount equal to the difference between the exercise price and the fair value of the stock at the date of the grant; the amount of the liability recognized would be remeasured at each reporting date to reflect changes in the fair value of the stock.

(Tabular amounts in thousands of dollars, except for share and per share amounts)

1. Significant accounting policies (continued):

(o) New accounting standards to be implemented (continued):

Stock appreciation rights that call for settlement in stock would be accounted for either at their fair value or in the same way as stock appreciation rights to be settled in cash. The Company does not expect the effect of the adoption of the new accounting standard related to stock-based compensation to be material.

2. Business combinations and investments:

The Company did not acquire any businesses in 2001, however, the contingent consideration payments for previous acquisitions were finalized during the year as discussed below:

(a) Paradigm Direct LLC:

In the fourth quarter of 2001, the Company entered into an agreement with the vendors of Paradigm Direct LLC ("Paradigm"), now renamed Mosaic Performance Solutions, amending certain terms related to the contingent consideration ("earnout") payable as per the original merger agreement. Shareholders approved the terms of the amending agreement on January 7, 2002. The additional consideration payable has been included in goodwill. The following table summarizes the amounts payable under the amended terms:

20,540,000 shares issued in January 2002	$ 57,512
Payable in cash or common shares at Mosaic's option, US$26,000,000 or a maximum of 12,480,000 shares	41,340
Total obligations included in share capital	98,852
Cash paid in January 2002	42,135
Additional transaction costs	2,012
Total additional consideration	$ 142,999

(b) M:\DRIVE:

Included in accrued acquisition liabilities are notes payable amounting to $10.2 million issued in settlement of further cash consideration payable as per the terms of the acquisition. These notes are interest bearing and payable in June 2002. In addition 793,979 common shares valued at $5.6 million were issued to the vendors of M:\DRIVE in February 2001.

MOSAIC GROUP INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of dollars, except for share and per share amounts)

December 31, 2001 and 2000

2. Business combinations and investments (continued):

(c) Other prior years' acquisitions:

During fiscal 2001, a further $0.4 million in cash consideration, and 28,318 common shares valued at $0.2 million were paid to the vendors in respect of prior years' acquisitions. In addition, 57,142 common shares previously issued for acquisitions were cancelled during the year.

The acquisitions completed by the Company in fiscal 2000 are summarized below:

	Paradigm	M:\DRIVE	Other	Total
	(a)	(b)		
Date acquired	November 2000	April 2000		
Domicile	USA	UK		
Percentage acquired	100%	100%		
Cash, including transaction costs, net of cash acquired	$ 147,851	$ 20,621	$ 20,811	$ 189,283
Common shares of the Company	25,799	3,008	95	28,902
Additional future consideration to be satisfied with shares of the Company	-	5,700	186	5,886
	173,650	29,329	21,092	224,071
Costs of integration	4,114	500	450	5,064
Total consideration, after integration costs	$ 177,764	$ 29,829	$ 21,542	$ 229,135
Assigned value of assets and liabilities acquired:				
Property and equipment	$ 2,470	$ 911	$ 487	$ 3,868
Other assets	2,543	-	-	2,543
Goodwill	212,235	28,514	21,524	262,273
Long-term debt	-	-	(154)	(154)
Non-cash working capital	(39,484)	404	441	(38,639)
Minority investment	-	-	(756)	(756)
	$ 177,764	$ 29,829	$ 21,542	$ 229,135
Goodwill amortization period, straight-line basis	40 years	30 years	10 - 30 years	
Number of common shares issued	2,344,728	196,960	25,013	2,566,701

(Tabular amounts in thousands of dollars, except for share and per share amounts)

2. Business combinations and investments (continued):

All fiscal 2000 acquisitions have been accounted for using the purchase method. Shares to be issued in the future to satisfy additional consideration are valued at the trading price on the date when the parties reached agreement. Integration costs only include costs directly related to the acquisition, which are incremental to the Company and were identified at the time of the acquisition. Generally, integration costs include costs for workforce reductions, premises closures and the implementation at the acquired company of Mosaic systems and processes.

(a) Paradigm Direct LLC:

On November 16, 2000, the Company acquired 100% of Paradigm, a New Jersey based company that uses a technology-based direct marketing platform to acquire customers for some of America's largest Fortune 100 service brands in telecommunications, financial services, insurance and home services.

(b) M:\DRIVE:

On April 19, 2000, the Company acquired 100% of M:\DRIVE, a UK-based agency that provides integrated marketing services to the IT industry. M:\DRIVE offers a fully integrated array of marketing and sales services, including field marketing and merchandising, training, data management, direct marketing, sales promotion and telemarketing.

(c) During fiscal 2000, a further $2.5 million in additional cash consideration and 219,034 in common shares valued at $3.4 million were paid to the vendors of prior years' acquisitions.

3. Property and equipment:

2001	Cost	Accumulated depreciation	Net
Land and building	$ 9,694	$ 219	$ 9,475
Leasehold improvements	8,660	2,446	6,214
Computer hardware and software	66,794	27,547	39,247
Office furniture and equipment	13,458	5,865	7,593
Motor vehicles	1,204	623	581
	$ 99,810	$ 36,700	$ 63,110

(Tabular amounts in thousands of dollars, except for share and per share amounts)

3. Property and equipment (continued):

2000	Cost	Accumulated depreciation	Net
Land and building	$ 9,361	$ 52	$ 9,309
Leasehold improvements	7,462	1,561	5,901
Computer hardware and software	36,967	14,240	22,727
Office furniture and equipment	13,045	6,246	6,799
Motor vehicles	1,892	865	1,027
	$ 68,727	$ 22,964	$ 45,763

Depreciation expense for continuing operations for the year amounted to $16,761,000 (2000 - $6,152,000).

4. Other assets:

	2001	2000
Contract development and pre-operating costs, net of accumulated amortization of $1,111 (2000 - $423)	$ 5,879	$ 7,449
Deferred financing costs, net of accumulated amortization of $3,198 (2000 - $1,554)	4,365	5,200
Investment in Intelecom at cost	-	9,148
Other	2,549	4,371
	$ 12,793	$ 26,168

During the year the Company exchanged its 20% interest in Intelecom for the 25% investment in eForce previously held by Intelecom. As a result of the transactions Mosaic will directly hold 100% of the common share capital of eForce and will no longer have any direct or indirect ownership in Intelecom.

(Tabular amounts in thousands of dollars, except for share and per share amounts)

5. Bank indebtedness and long-term debt:

(a) Bank indebtedness:

The Company has a £1,250,000 (Cdn.$2,900,000) (2000 - £1,250,000) sterling demand facility, bearing interest at the London Inter-Bank Offering Rate plus 1.5%, secured by accounts receivable. The amount drawn under this facility was £1,200,000 (Cdn.$2,784,000) at December 31, 2001 (2000 - nil). At year-end the effective interest rate under this facility was 5.55%.

(b) Long-term debt:

	2001	2000
Senior credit facility	$ 162,710	$ 225,497
Obligations under capital leases	10,465	2,112
	173,175	227,609
Current portion	(3,828)	(272)
	$ 169,347	$ 227,337

Interest expense on long-term debt for the year ended December 31, 2001 was $15,459,000 (2000 - $8,594,000).

Senior credit facility:

The Company's credit agreement was amended on November 30, 2001. The amended agreement provides a $300 million committed revolving term facility, which can be drawn in Canadian or US dollars. The terms of the amended agreement provide for a reduction in the available principal amount to $275 million by October 5, 2002, and to $250 million by October 5, 2003. The term of the facility is three years, which can be extended for a further year on each anniversary of he facility, currently due October 2004. Terms of the expanded and amended facility are not materially different from previous terms with the exception of interest rates and standby charges. Interest rates on the facility are variable based on the level of the funded debt to EBITDA ratio. Canadian dollar loans bear interest at bankers' acceptance rate plus 2.15% to 3.05% or bank prime rates plus 1.4% to 2.25%, with US dollar loans bearing interest at US base rate plus 1.4% to 2.25% or the London Inter-Bank Offering Rate plus 2.15% to 3.05%. At year-end the weighted average effective interest rate under the facility was 5.85% (2000 – 7.69%).

(Tabular amounts in thousands of dollars, except for share and per share amounts)

5. Bank indebtedness and long-term debt (continued):

Senior credit facility (continued):

At December 31, 2001, borrowings under the senior credit facility included:

(i) US$69,000,000 (2000 – US$113,000,000) in US dollar denominated debt, all of which was determined to be a hedge of the Company's investment in its US operations. A five-year interest rate swap for notional principal of US$25,000,000 was purchased during 1998 to fix the rate of interest on a portion of debt, with the year-end rate at 8.0% (2000 – 7.25%); and

(ii) Canadian dollar denominated debt of $53,000,000. A three-year interest rate swap for notional principal of $50,000,000 was purchased during 2001 to fix the rate of interest on a portion of Canadian dollar denominated debt, with the year-end rate at 7.34%.

Under the terms of the stated facility, the Company is required to maintain certain financial ratios and is restricted from paying dividends. In addition, future acquisitions are subject to lender review and must comply with certain predetermined criteria.

The term debt is under the senior credit facility, collateralized by the pledge of a debenture collateralized by fixed and floating charges on substantially all of the assets of the Company and its wholly-owned subsidiary companies.

Obligations under capital leases:

The following is a schedule of future minimum annual lease payments under capital leases for equipment:

2002	$ 4,057
2003	4,729
2004	2,893
	11,679
Amount representing interest	(1,214)
Balance of obligation	$ 10,465

MOSAIC GROUP INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of dollars, except for share and per share amounts)

December 31, 2001 and 2000

6. Share capital:

(a) Authorized:

The authorized share capital of Mosaic consists of the following:

(i) Unlimited number of preference shares. Subject to the Company's articles, the Board of Directors is authorized to fix before issuance the description, rights, privileges, restrictions and conditions attaching to the preference shares of each series; and

(ii) Unlimited number of common shares, without par value.

(b) Issued and outstanding at December 31:

	Number of shares	Amount
Common shares outstanding, December 31, 1999	70,919,560	$ 148,770
Issued on acquisitions (note 2)	2,785,735	32,323
Issued on exercise of options (note 7)	1,037,763	2,720
Other, net of share repurchases under a Normal Course Issuer Bid	267,134	3,629
Common shares outstanding, December 31, 2000	75,010,192	187,442
Issued on acquisitions (note 2)	765,155	5,406
Issued on exercise of options (note 7)	606,220	1,050
Other, net of share repurchases under a Normal Course Issuer Bid	(1,187,196)	(2,320)
Common shares outstanding, December 31, 2001	75,194,371	191,578
Other equity instruments:		
Canadian Originated Preferred Securities (note 6(c))		85,350
Paradigm earnout obligation to be settled in shares (note 6(d))		98,852
Total share capital, December 31, 2001		$ 375,780

(Tabular amounts in thousands of dollars, except for share and per share amounts)

6. Share capital (continued):

(c) Equity instruments - Canadian Originated Preferred Securities ("COPrS"):

Share capital includes equity instruments, net of costs, amounting to $85,349,870 issued in June 2001 through a private placement of COPrS. These securities have been issued in the form of unsecured senior subordinated instruments with an aggregate principal amount of US$57,000,000 at an annual interest rate of 10.5%. The COPrS have a final maturity of June 2009 with repayments in three equal installments beginning June 2007. The Company has the option to satisfy distribution and redemption obligations on these instruments either in cash, or from the proceeds on sale of the requisite number of common shares of the Company by a trustee to be appointed for that purpose. Under the terms of the issue of COPrS, the Company is required to maintain certain financial ratios.

(d) Equity instruments – Paradigm earnout obligation to be settled in shares:

As discussed in note 2(a), during fiscal 2001, the Company finalized the contingent consideration amounts payable to the vendors of Paradigm. Share capital at December 31, 2001 includes the obligations which were settled by issue of shares in January 2002. As well, further consideration payable in April 2002 is included in share capital as it is management's intention to settle these obligations in shares.

(e) In August 2001, the Toronto Stock Exchange ("TSE") accepted Mosaic's intention to renew its Normal Course Issuer Bid (the "Bid") through the facilities of the TSE. Under the terms of renewal, the number of common shares that can be purchased under the Bid will be 3.8 million shares during the period from August 8, 2001 to August 7, 2002. As at December 31, 2001, the Company had repurchased 1.0 million shares under the terms of the Bid.

(f) At the Annual and Special Meeting of the Shareholders of the Company held June 7, 2001, the Shareholders adopted a Shareholders Rights Plan (the "Rights Plan") to ensure that any takeover bid made for the shares of the Company shall be made to all Shareholders, shall treat all Shareholders fairly and equally, and shall provide the Board of Directors and the Shareholders with sufficient time to consider any such offer.

(Tabular amounts in thousands of dollars, except for share and per share amounts)

6. Share capital (continued):

(f) (continued)

The Rights Plan grants to Shareholders the right to acquire, in certain circumstances, additional common shares of the Company effectively at a discount to market value (i.e. each common share held by a Shareholder entitles such Shareholder to buy six common shares at the current market price of the common share held) for purposes of causing dilution to the acquirer. The Board of Directors may in certain circumstances waive the application of the Rights Plan or redeem all, but not less than, all of the outstanding "rights" at a nominal price.

7. Stock-based compensation plans:

(a) The Company has two fixed stock-based compensation plans.

(i) Under the Incentive Compensation Plan ("ICP") introduced in 1998, the Company is permitted to issue to employees, officers and directors up to 6,891,128 options to acquire shares of the Company. Generally under the ICP, options are granted with a strike price equal to no less than the fair market value of the common shares at the time of grant. Options vest annually over a four-year period and are exercisable over a five-year period from the date of grant.

During 2001, the Company granted 3,051,200 options to purchase common shares under the ICP (2000 – 225,000) at an exercise price of $4.00 to $7.49 per share (2000 - $11.70 to $19.00).

The Company has granted a total of 6,748,700 options, net of cancellations, to purchase common shares under the ICP at prices ranging from $2.75 to $19.00. During 2001, 545,100 options to purchase common shares were exercised (2000 – 467,800) at an average price of $2.80 (2000 – $4.23).

(ii) Under the 1998 Employee Share Ownership Program ("ESOP") the Company is permitted to issue to employees, officers and directors up to 1,337,238 options to acquire common shares. The ESOP provides that for each common share of the Company purchased by an employee at fair market value, he or she is entitled to receive one option to purchase an additional common share at the same price. Options granted under the ESOP vest annually over four years and are exercisable for five years from the date of grant.

During 2001, the Company granted options to purchase 219,304 common shares under the ESOP (2000 – 278,614) with exercise prices ranging from $3.50 to $9.86 per share (2000 - $11.05 to $21.19). The Company has granted a total of 828,051 options, net of cancellations, to purchase common shares under the ESOP at prices

(Tabular amounts in thousands of dollars, except for share and per share amounts)

7. Stock-based compensation plans (continued):

(a) (ii) (continued)

ranging from $2.25 to $21.19. During 2001, 41,120 options to purchase common shares were exercised (2000 – 56,236) at an average price of $3.82 (2000 - $5.71).

(b) The Company has reserved 1,091,273 common shares for employees' and directors' options exercisable at prices ranging from $1.90 to $3.25 over periods up to 2003. The reserved amount represents options to purchase common shares that were issued to employees and directors prior to the introduction of the ICP. During 2001, 20,000 options to purchase common shares were exercised (2000 – 513,727) at an average price of $2.55 (2000 – $2.23).

(c) The following table summarizes options granted, exercised, cancelled and outstanding as at December 31, 2001:

Expiry Year	Exercise Price Range	December 31, 2000 Outstanding Options	2001 Transactions Granted	2001 Transactions Exercised or Cancelled	December 31, 2001 Outstanding Options	Outstanding WAP*	Exercisable Options	Exercisable WAP*
2002	$1.90-2.70	482,273	-	-	482,273	$1.94	482,273	$1.94
2003	2.25-3.31	2,009,314	-	587,844	1,421,470	2.93	979,186	2.94
2004	3.00-4.12	177,886	-	69,711	108,175	3.62	46,152	3.64
2004	5.00-7.04	465,106	-	69,673	395,433	5.75	212,203	5.70
2004	7.53-10.30	1,749,504	-	323,718	1,425,786	10.26	831,763	10.26
2005	11.05-14.80	311,896	-	32,302	279,594	13.41	105,646	13.55
2005	16.42-21.19	165,142	-	51,473	113,669	17.32	44,720	17.34
2006	3.50-4.40	-	532,970	4,591	528,379	4.29	104,365	4.29
2006	4.71-5.83	-	2,270,467	23,300	2,247,167	4.72	1,118,753	4.71
2006	7.37-9.86	-	467,067	718	466,349	7.59	109,270	7.57
	$1.90-21.19	5,361,121	3,270,504	1,163,330	7,468,295	$5.96	4,034,331	$5.57
WAP*		$6.48	$5.06	$5.82	$5.96		$5.57	

* Weighted Average Exercise Price

At December 31, 2001, the weighted average remaining contract life of outstanding options was 35 months (2000 – 34 months).

MOSAIC GROUP INC.

(Tabular amounts in thousands of dollars, except for share and per share amounts)

7. Stock-based compensation plans (continued):

(d) The following table summarizes options granted, exercised, cancelled and outstanding, at December 31, 2000:

Expiry	Exercise	December 31, 1999	2000 Transactions		December 31, 2000			
Year	Price	Outstanding		Exercised	Outstanding		Exercisable	
	Range	Options	Granted	or Cancelled	Options	WAP*	Options	WAP*
2001	$ 1.15-1.70	100,000	-	100,000	-	$ -	-	$ -
2002	1.90-2.70	755,000	-	272,727	482,273	1.94	482,273	1.94
2003	2.25-3.31	2,678,769	-	669,455	2,009,314	2.88	1,030,392	2.90
2004	3.00-4.12	211,152	-	33,266	177,886	3.66	58,968	3.67
2004	5.00-7.04	577,407	-	112,301	465,106	5.35	112,844	5.69
2004	7.53-10.30	1,815,326	-	65,822	1,749,504	10.25	665,782	10.25
2005	11.05-14.80-	322,226	10,330	311,896	13.19	44,123	13.92	
2005	16.42-21.19-	181,388	16,246	165,142	17.12	30,032	17.02	
	$ 1.15-21.19	6,137,654	503,614	1,280,147	5,361,121	$ 6.48	2,424,414	$ 5.25
WAP*		$5.19	$14.61	$3.50	$6.48		$5.25	

* Weighted Average Exercise Price

8. Income taxes:

Significant components of the income tax expense attributable to continuing operations for the years ended December 31 are as follows:

	2001	2000
Current income tax expense, exclusive of reduction for previously unutilized income tax losses and credits	$ 10,823	$ 10,384
Future income tax expense	960	976
Reduction in income tax expense arising from realization of previously unutilized income tax losses and credits	(3,681)	(821)
Total provision for income taxes	8,102	10,539
Add benefit of deductible goodwill included in goodwill charges	3,151	1,088
Income tax expense	$ 11,253	$ 11,627

(Tabular amounts in thousands of dollars, except for share and per share amounts)

8. Income taxes (continued):

Future income taxes arise from the temporary differences between assets and liabilities recognized for financial reporting purposes and those as per the tax laws in the jurisdictions in which the Company operates. The nature and tax effect of the assets, liabilities and unutilized tax losses that give rise to the future income tax assets and future income tax liabilities are as follows:

	2001	2000
Future Income Tax Assets:		
Tax benefit of unutilized tax losses	$ 17,532	$ 15,156
Share issue costs	6,012	-
Less valuation allowance	(5,323)	(8,136)
Net future income tax assets	$ 18,221	$ 7,020
Future Income Tax Liabilities:		
Goodwill	$ 15,296	$ 11,170
Capital assets	4,462	3,117
Future income tax liabilities	$ 19,758	$ 14,287

Income tax expense differs from the amount that would be computed by applying the Canadian federal and provincial statutory income tax rates of 41.75% (2000 - 44.0%) to income from continuing operations before income taxes and goodwill charges, with the differences as follows:

	2001	2000
Income taxes at statutory rates	$ 21,120	$ 21,681
Increase (decrease) in income taxes resulting from:		
Non-deductible expenses	188	221
Income tax rate differential between Canadian and foreign jurisdictions	(10,055)	(10,250)
Other	-	(25)
Income tax expense from continuing operations before goodwill charges	11,253	11,627
Benefit of deductible goodwill included in goodwill charges	(3,151)	(1,088)
Total provision for income taxes	$ 8,102	$ 10,539

(Tabular amounts in thousands of dollars, except for share and per share amounts)

8. Income taxes (continued):

The following table gives details of unutilized income tax losses and related income tax reductions as at December 31, 2001:

	Losses	Tax
Losses expiring - 2005	$ 2,790	$ 980
- 2006	8,547	3,002
- 2007	1,700	597
- 2008	26,595	9,340
- 2020	5,714	2,286
- Indefinite	4,426	1,327
Total	$ 49,772	$ 17,532

9. Supplementary disclosures:

(a) Earnings per share ("EPS"):

As disclosed in note 1, the Company retroactively adopted the new recommendations for determining earnings per common share issued by The Canadian Institute of Chartered Accountants. Under the new standard, the treasury stock method of calculating diluted earnings per share must be used. This method assumes that any proceeds from the exercise of stock options and other dilutive instruments would be used to purchase common shares at the average market price during the period. The impact on the fiscal 2000 reported EPS is to reduce the previously reported $0.42 in earnings per share from continuing operations to $0.41 per share to reflect the retroactive adoption of the treasury method in determining EPS.

Earnings per share calculations are based on net income from continuing operations after deducting distributions on the equity instruments, net of income taxes, amounting to $2,726,000 (2000 – nil) as the numerator in the calculation and the weighted average number of common shares outstanding during the year as the denominator.

For purposes of determining fully diluted earnings per share and fully diluted earnings per share before goodwill charges, only the rights to acquire common shares, including contingent share consideration on acquisitions that would be dilutive to earnings have been considered. Options to purchase 2,729,121 (2000 – 131,716) common shares under the Company's stock option plans were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares and, therefore, their inclusion would be antidilutive.

(Tabular amounts in thousands of dollars, except for share and per share amounts)

9. Supplementary disclosures (continued):

(b) Pro forma earnings per share:

The following table shows the pro forma earnings per share assuming that the Paradigm earnout payments (note 2) were made on January 1, 2001.

	2001
Pro forma earnings per share from continuing operations before goodwill charges	
Basic	$ 0.32
Diluted	$ 0.32
Diluted pro forma earnings per share from continuing operations	
Basic	$ 0.20
Diluted	$ 0.20

The above determination of earnings per share is based on the following assumptions:

(i) the transaction was effective on January 1, 2001;

(ii) 33,020,000 common shares were issued on that date including the first payment of 20,540,000 shares and a further US$26 million settled in shares (12.48 million);

(iii) the consideration of US$26.5 million was paid in cash, and financed through borrowings at an interest rate of 6% with a tax shield of 25% on the interest expense; and

(iv) the US dollar to Canadian dollar exchange rate during the period was 1.59 for purposes of determining the Canadian dollar interest cost on an after-tax basis.

(Tabular amounts in thousands of dollars, except for share and per share amounts)

9. **Supplementary disclosures (continued):**

(c) Consolidated statements of cash flows:

(i) The consolidated statements of cash flows exclude the following non-cash financing and investing transactions:

	2001	2000
Paradigm earnout obligation to be settled in shares (note 6(d))	$ 98,852	$ -
Common shares issued on acquisitions	5,406	32,323
Exchange of Intelecom investment with minority interest in eForce	9,148	-
Assets acquired with capital leases	9,615	-

(ii) During 2001, the Company paid $4,735,000 in cash taxes (2000 - $3,816,000) and $15,731,000 in cash interest (2000 - $7,769,000), excluding distributions on COPrS.

(iii) Basic and fully diluted cash flow per share from continuing operations have been calculated using the cash provided from operations, excluding net change in non-cash operating working capital.

10. **Commitments:**

The Company is committed to payments under operating leases for equipment and buildings, with the following minimum annual lease payments:

2002	$ 12,205
2003	9,073
2004	7,689
2005	6,247
2006	4,187
Thereafter	11,108
	$ 50,509

(Tabular amounts in thousands of dollars, except for share and per share amounts)

11. Financial instruments:

(a) Risk management activities:

(i) The Company manages its credit risk in respect of trade accounts receivable by primarily dealing with large creditworthy customers and by collecting in advance of rendering services. Management is of the view that the accounts receivable are not subject to any significant concentration of credit risk. During fiscal 2001, one customer through multiple service contracts accounted for 27% of revenue (2000 – 10% of revenue), with no other customer accounting for greater than 7% of total revenue.

For 2002 the Company has discontinued its direct marketing customer acquisition contract with AT&T Wireless as profitability levels on this contract fell below target levels. This work represented US$90.6 million in revenue during 2001. The Company continues to maintain its consumer wireless acquisition services in the retail environment with AT&T Wireless through work done by another Mosaic subsidiary. Further, in conjunction with the discontinuance of Mosaic's direct marketing activities with AT&T Wireless, the parties are in the process of negotiating the financial arrangements of such discontinuance. In the event that a satisfactory resolution is not achieved either party can elect to settle such matter through binding arbitration. In February 2002, the Company notified AT&T Wireless of its intention to arbitrate should a mutually agreeable resolution not be reached. The Company does not anticipate any material negative impact on its financial position resulting from such negotiation or arbitration.

(ii) The Company is subject to risk in respect of fluctuating interest rates as a portion of its borrowings is subject to floating rates of interest. As described in note 5(b), the Company has fixed the interest rate on US$25,000,000 debt at 8.0%. A three-year interest rate swap for notional principal of $50,000,000 was purchased during 2001 to fix the rate of interest on a portion of debt with the year-end rate at 7.34%. Based on its estimated discounted cash flow using applicable current market rates, the Company's interest rate swaps have a fair value liability of $4,158,305 at December 31, 2001 (2000 - $17,500 fair value asset).

(iii) The Company operates in the United Kingdom and the United States. At December 31, 2001, the Company had US$69,000,000 in United States dollar denominated debt, which was determined to be a hedge of the net investment in US operations.

(Tabular amounts in thousands of dollars, except for share and per share amounts)

11. Financial instruments (continued):

(iv) The Company has entered into a series of short-term foreign currency forward contracts to manage its exposure to movements in the U.K. pound and the US dollar. The forward contracts are designated as hedges against the U.K. pound and US dollar receipts under certain long-term client contracts. At December 31, 2001, the nominal value of the U.K. pound forward contracts amounted to $13,224,000 (£5,700,000) (2000 – $29,900,000 (£13,348,000)) and had a fair value liability of $10,377 (2000 – fair value liability of $599,000) and the nominal value of the US dollar forward contracts amounted to $32,674,500 (US$20,550,000) (2000 – $30,855,000 (US$20,570,000)) and had a fair value liability of $621,570 (2000 – fair value asset of $159,000).

The Company does not currently engage in any other hedging or other foreign exchange management strategies and, accordingly, earnings will be impacted by movements in the values of the U.K. pound and US dollar in relation to the Canadian dollar.

(b) Fair values:

The carrying values of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, income taxes payable and accrued acquisition liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The aggregate fair value of long-term debt, calculated at the present value of contractual future payments of principal and interest, discounted at the current market rates of interest available to the Company for the same or similar instruments, approximates its current carrying value.

12. Segmented information:

During the third quarter of 2001 Mosaic changed its basis of presentation of operating segments, with corresponding changes in 2000 comparative figures, to better reflect the realignment of its businesses. These businesses exhibit similar economic characteristics driven by the nature of services provided, the method of delivery and similar long-term financial performance and accordingly have been aggregated.

(Tabular amounts in thousands of dollars, except for share and per share amounts)

12. Segmented information (continued):

The Company operates primarily in Canada, the United States and the United Kingdom and Ireland. Revenue is attributed to customers based on where services are provided.

	Revenue		Capital assets and goodwill	
	2001	2000	2001	2000
Canada	$ 120,816	$ 116,705	$ 67,817	$ 54,894
United States	464,460	177,492	452,606	286,240
UK and Ireland	176,378	199,465	132,398	135,453
	$ 761,654	$ 493,662	$ 652,821	$ 476,587

13. Discontinued operations:

Management determined in February 2001 that the development of the Continental European business was no longer a strategic priority, and as a result decided to divest the Company of its operations in those countries. The measurement date for the purpose of accounting was February 6, 2001. For 2000, the Continental European segment was disclosed as a discontinued operation and goodwill related to those acquisitions was written off at the end of the year. Included in the goodwill charges relating to discontinued operations is a goodwill write-down of $24.5 million representing the net book value of the goodwill relating to the Continental European segment. For 2001, the divestiture of the Continental European segment has been treated for accounting purposes as a discontinued operation with a charge of $8.3 million related to the loss on discontinuance of operations recognized in the first quarter of 2001. The Company substantially completed the divestment in the first half of 2001 through either the sale or closure of all the businesses involved. The book value of the remaining net assets of the Continental European operations is not material. Management does not anticipate any further charges related to this divestiture.

(Tabular amounts in thousands of dollars, except for share and per share amounts)

13. Discontinued operations (continued):

The following table shows details of the loss related to discontinued operations included in the consolidated statements of operations:

	2001	2000
Loss from discontinued operations before goodwill charges, net of income taxes	$ –	$ 3,078
Goodwill charges relating to discontinued operations	–	25,218
Loss on divestiture or discontinuance of operations, net of income taxes	8,324	–
Total loss from discontinued operations	$ 8,324	$ 28,296

14. Subsequent event – acquisition of Custom Offers LLC:

During January 2002, the Company acquired Evanston, Illinois based Custom Offers LLC. Custom Offers is an Internet marketing solutions company, focused on aggregating large volumes of high quality data. Data is monetized through performance driven marketing programs and through the sale of data to third parties. In 2001, the Company's start-up year, the Company generated over US$3,000,000 in revenue and achieved profitability.

The initial purchase price was US$6 million of which US$5.7 million was paid in Mosaic common shares with the balance in cash. Additional future contingent consideration is based on a multiple of up to 5 times the average 2002 and 2003 pre-tax earnings (less consideration previously paid) and will be settled primarily in Mosaic common shares. The maximum consideration paid under the earnout cannot exceed US$49.9 million, with any Mosaic common shares issued subject to a floor price of US$1.80.

15. Comparative consolidated financial statements:

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2001 consolidated financial statements.